UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreements

On March 21, 2024, E-Home Household Service Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”). Pursuant to the Purchase Agreement, the Company will sell to the Purchasers in a registered direct offering, an aggregate of 10,000,000 ordinary shares (the “Shares”) of the Company at a price of $1.20 per share, for aggregate gross proceeds to the Company of $12,000,000, before deducting offering expenses.

The Shares are being offered and sold by the Company pursuant to a Prospectus Supplement, which the Company expects to file on March 25, 2024, to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-259464) previously filed with the U.S. Securities and Exchange Commission and declared effective August 17, 2022 (the “Registration Statement”).

The form of Purchase Agreement is filed as Exhibits 10.1 to this Current Report on Form 6-K. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by form of Purchase Agreement, which is incorporated herein by reference.

This Current Report on Form 6-K is incorporated by reference into the Registration Statement.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2024

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

3